                                                                     Exhibit 8.1



Internet ID: @thacherproffitt.com


                                                            , 2000



Cambridgeport Mutual Holding Company
Cambridgeport Bank
689 Massachusetts Avenue
Cambridge, Massachusetts 02139

Dear Ladies and Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the proposed conversion (the "Conversion"), more fully described below, pursuant to which Cambridgeport Mutual Holding Company ("MHC") will convert from a Massachusetts-chartered mutual holding company to a stock-form institution under the name Port Financial Corp. pursuant to the Cambridgeport Mutual Holding Company Plan of Conversion from Mutual Holding Company to Stock Holding Company and Stock Issuance adopted by the Board of Trustees of MHC on October 19, 1999 (the "Plan"). The Conversion and its component and related transactions are governed by the Plan and are described in the Prospectus (the "Prospectus") filed with the Securities and Exchange Commission in connection with the Conversion and proposed sale of MHC common stock. We are rendering this opinion pursuant to Section 3.1 of the Plan. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan or Prospectus.

     In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan and the Prospectus and of such corporate records of MHC and of the Bank as we have deemed appropriate. We have also relied upon, without independent verification, the representations of the Bank contained in its letter to us dated ________, 2000. We have assumed that such representations are true and that MHC and the Bank will act in accordance with the Plan. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Cambridgeport Mutual Holding Company
Cambridgeport Bank
____________, 2000                                                      Page 2


     Based on and subject to the foregoing, it is our opinion that for federal income tax purposes, under current law, for federal income tax purposes:

     (1) the Conversion will constitute a reorganization under Section 368(a)(1)(F) of the Code;

     (2) none of the Bank, the MHC or Port Financial Corp. will recognize gain or loss as a result of the Conversion; and

     (3) Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain or loss upon their receipt of nontransferable Subscription Rights to purchase shares of Port Financial Corp., provided the amount to be paid for such shares is equal to fair market value of such shares.

     In rendering our opinion in (iii), above, we have relied, without independent verification, on the opinion of RP Financial, LC. that the nontransferable Subscription Rights have no value.

     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the conversion or of any transaction related thereto or contemplated by the Plan. We consent to the filing of this opinion as an exhibit to the Application for Conversion filed with the Division of Banks of the Commonwealth of Massachusetts in accordance with Chapter 167H of the Massachusetts General Laws, as a supporting document to the Application to the Board of Governors of the Federal Reserve System on Form FRY-3 and as an exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission.

                                  Very truly yours,

                                  THACHER PROFFITT & WOOD


                                  By: